UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Pivotal Software, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

72582H107

(CUSIP Number)

Christoph A. Pereira

Vice President & Chief Corporate, Securities and Finance Counsel

General Electric Company

41 Farnsworth Street

Boston, Massachusetts 02210

(617) 433-2952

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72582H107

1.	Names of Reporting Persons General Electric Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 5,695,554
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,695,554

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,695,554
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 81,871,164 shares of Common Stock outstanding as of August 31, 2018, as reported in Pivotal Software Inc.’s Form 10-Q filed with the Securities and Exchange Commission on September 13, 2018.

CUSIP No. 72582H107

1.	Names of Reporting Persons GE International Holdings B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,695,554
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,695,554

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,695,554
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 81,871,164 shares of Common Stock outstanding as of August 31, 2018, as reported in Pivotal Software Inc.’s Form 10-Q filed with the Securities and Exchange Commission on September 13, 2018.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the shares of Class A common stock, par value $0.01 per share (the “Common Stock”), of Pivotal Software, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the reporting persons on April 30, 2018 (the “Original Filing” and, as amended, the “Statement”). This Amendment No. 1 is being filed primarily to reflect a change in the percentage of Common Stock beneficially owned by the Reporting Persons as a result of a sale of Common Stock. Capitalized terms used but not defined have the meaning given them in the Original Filing.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Statement are hereby amended and restated as follows:

(a) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons are as follows (based upon the 81,871,164 shares of Common Stock outstanding as of August 31, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on September 13, 2018):

(i)	GE beneficially owns 5,695,554 shares of Common Stock, or approximately 7.0%.

(ii)	GEIH BV beneficially owns 5,695,554 shares of Common Stock, or approximately 7.0%.

(b) GE has:

(i)	sole power to vote or direct the vote of 0 shares of Common Stock;

(ii)	shared power to vote or direct the vote of 5,695,554 shares of Common Stock;

(iii)	sole power to dispose or direct the disposition of 0 shares of Common Stock; and

(iv)	shared power to dispose or direct the disposition of 5,695,554 shares of Common Stock.

GEIH BV has:

(i)	sole power to vote or direct the vote of 0 shares of Common Stock;

(ii)	shared power to vote or direct the vote of 5,695,554 shares of Common Stock;

(iii)	sole power to dispose or direct the disposition of 0 shares of Common Stock; and

(iv)	shared power to dispose or direct the disposition of 5,695,554 shares of Common Stock.

(c) On November 6, 2018, the GEIH BV sold 9,836,521 shares of Common Stock at a price of $17.60 in a transaction effected pursuant to Rule 144. Except as described herein, there have been no reportable transactions with respect to shares of the Common Stock within the last 60 days by the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2018

GENERAL ELECTRIC COMPANY

By:	/s/ Robert Morimoto
Name:	Robert Morimoto
Title:	Attorney-in-fact

GE INTERNATIONAL HOLDINGS B.V.

By:	/s/ Robert Morimoto
Name:	Robert Morimoto
Title:	Attorney-in-fact